As filed with the Securities and Exchange Commission on July 8, 2005

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AGILE SOFTWARE CORPORATION

(Name of Subject Company (Issuer))

AGILE SOFTWARE CORPORATION

(Name of Filing Person (Offeror))

Options To Purchase Common Stock

Par Value $0.001 Per Share with An Exercise

Price of $6.76 Per Share or Greater

(Title of Class of Securities)

00846X105

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Kenneth M. Siegel

Senior Vice President and General Counsel

Agile Software Corporation

6373 San Ignacio Avenue

San Jose, California 95119

Telephone: (408) 284-4000

(Name, Address and Telephone Number of Persons Authorized to

Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:

Sally J. Rau, Esq.

Michael T. Frank, Esq.

DLA Piper Rudnick Gray Cary US LLP

2000 University Avenue

East Palo Alto, CA 94303

Telephone: (650) 833-2000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$138,414,786	$16,292

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase an aggregate of 13,939,052 shares of common stock of Agile Software Corporation having a weighted average exercise price of $9.93 will be exchanged pursuant to this offer. The filing fee equals $117.70 per $1,000,000 in transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None

Form or Registration No.: Not applicable

Filing Party: Not applicable

Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTION STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to our offer to exchange (“Exchange Offer”) certain options to purchase shares of our common stock, par value $0.001 per share, with a per share exercise price of $6.76 or greater held by our current officers and employees, for options to purchase shares of our common stock, par value $0.001 per share, with an exercise price of $0.001 per share upon the terms and subject to the conditions in the Exchange Offer dated July 11, 2005 attached hereto as Exhibit (a)(1)(A) (the “Exchange Offer”) and the related Letter of Transmittal attached hereto as Exhibit (a)(1)(B) (the “Letter of Transmittal”).

The information in the Exchange Offer and the Letter of Transmittal is incorporated herein by reference in answer to all applicable items in this Schedule TO, including as specifically set forth below.

Unless the context requires otherwise, references in this Schedule TO to “Agile,” “we,” “us,” “our,” and “ours” mean Agile Software Corporation and its subsidiaries.

ITEM 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Exchange Offer is incorporated herein by reference.

ITEM 2. Subject Company Information.

(a) Name and Address.

The name of the issuer is Agile Software Corporation, a Delaware corporation. Agile’s principal executive office is located at 6373 San Ignacio Avenue, San Jose, California 95119 and its telephone number is (408) 284-4000. The information set forth in the Exchange Offer under Section 9 (“Information About Agile Software Corporation”) is incorporated herein by reference.

(b) Securities.

This Schedule TO relates to an offer by Agile to exchange certain options (the “Eligible Options”) outstanding under our 1995 Stock Option Plan, as amended (the “1995 Plan”) and our 2000 Nonstatutory Stock Option Plan (the “2000 Plan”) and together with the 1995 Plan (the “Plans”), to purchase shares of Agile’s common stock, par value $0.001 per share (the “Common Stock”). All exchanges shall be upon the terms and subject to the conditions described in the Exchange Offer and the related Letter of Transmittal. We sometimes refer to all outstanding options eligible to be included in this Exchange Offer as “Covered Options.” The number of shares subject to options to be awarded in this Exchange Offer equals one (1) share for every three (3) Covered Options tendered for exchange and accepted for cancellation. The information set forth in the Exchange Offer under “Summary Term Sheet,” Section 1 (“Number of New Options”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Stock Option Agreements”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Exchange Offer under Section 7 (“Price Range of Common Stock”) is incorporated herein by reference.

ITEM 3. Identity and Background of Filing Person.

(a) Name and Address.

The filing person and subject company are the same, Agile Software Corporation. The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4. Terms of the Transaction.

(a) Material Terms.

The information set forth in the Exchange Offer under “Summary Term Sheet,” Section 1 (“Number of New Options”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Stock Option Agreements”), Section 6 (“Conditions of the Exchange Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 11 (“Accounting Consequences of the Exchange Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”), Section 14 (“Material International Tax Consequences”), Section 15 (“Extension of Offer; Termination; Amendment”) and Schedules B-L is incorporated herein by reference. Officers of Agile may participate in this Exchange Offer if they are otherwise eligible. Any Covered Options tendered by officers that are accepted for cancellation will be accepted on the same terms and conditions as applicable to all other United States persons participating in this Exchange Offer. Non-employee directors of Agile may not participate in the Exchange Offer.

(b) Purchases.

Not applicable.

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Officers”) is incorporated herein by reference.

ITEM 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Exchange Offer under Section 2 (“Purpose of the Exchange Offer”) is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Exchange Offer under Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(c) Plans.

None.

ITEM 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Exchange Offer under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 16 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions.

The information set forth in the Exchange Offer under Section 6 (“Conditions of the Exchange Offer”) is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

ITEM 8. Interests in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the Exchange Offer under Section 9 (“Information About Agile Software Corporation”) is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Officers”) is incorporated herein by reference.

ITEM 9. Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

ITEM 10. Financial Statements.

(a) Financial Information.

The information set forth on pages 2 through 33 of our Form 10-K/A for the fiscal year ended April 30, 2004 and on pages 3 through 17 of our Quarterly Report for the nine months ended January 31, 2005 is incorporated herein by reference.

The book value per share of common stock as of January 31, 2005 was $4.95.

(b) Pro Forma Information.

Not applicable.

(c) Summary Information.

The information set forth in the Exchange Offer under Section 9 (“Information About Agile Software Corporation”) is incorporated herein by reference.

ITEM 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Officers”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

ITEM 12. Exhibits.

(a)(1)(A)	Exchange Offer dated July 11, 2005.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of E-mail Message From CEO to All Option Holders

(a)(1)(D)	Form of E-mail Message to Eligible Option Holders.

(a)(1)(E)	Form of Report on Results of Exchange Offer.

(a)(1)(F)	Form of Notice of Withdrawal.

(a)(1)(G)	Form of Presentation Material to be used in connection with optionee presentations explaining the option exchange.

(a)(1)(H)	Agile Software Corporation Annual Report on Form 10-K for the fiscal year ended April 30, 2004, filed with the Securities and Exchange Commission on July 14, 2004 and amended by Form 10-K/A filed with the Securities and Exchange Commission on June 17, 2995, both of which are incorporated herein by reference.

(a)(1)(I)	Agile Software Corporation Quarterly Report on Form 10-Q for the nine months ended January 31, 2005, filed with the Securities and Exchange Commission on March 14, 2005 and incorporated herein by reference.

(a)(1)(J)	Agile Software Corporation Proxy Statement for our 2004 annual meeting of stockholders, filed with the SEC on August 13, 2004 and incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Agile Software Corporation 1995 Stock Option Plan, as amended. Filed with the Securities and Exchange Commission on Registration Statement filed on Form S-1, Registration No. 333-81387.

(d)(2)	Agile Software Corporation 2000 Nonstatutory Stock Option Plan, as amended. Filed with the Securities and Exchange Commission on Registration Statement filed on Form S-8, Registration No. 333-35416.

(d)(3)	Form of New Option Agreement (United States)

(d)(4)	Form of New Option Agreement (International)

(g)	Not applicable.

(h)	Not applicable.

ITEM 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: July 8, 2005	AGILE SOFTWARE CORPORATION

	By:	/s/ BRYAN D. STOLLE
	Name:	Bryan D. Stolle
	Title:	Chairman of the Board and Chief Executive Officer